                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*


                          GST TELECOMMUNICATIONS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   361942105
                                 (CUSIP Number)


                                 JAMES LAWSON
                      MANAGER, INVESTMENT ADMINISTRATION
                        I.G. INVESTMENT MANAGEMENT, LTD.
                               ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                           WINNIPEG, MANITOBA CANADA
                                    R3C 3B6
                           TELEPHONE:  (204)956-8224
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                OCTOBER 15, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Canadian Small Cap Fund
         Reporting Person has, a non-U.S. entity, no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a)  [ ]
    (b)  [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 536,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 536,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    536,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.0%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 361942105



1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Retirement Mutual Fund
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 540,100
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 540,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    540,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.0%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Canadian Equity Fund
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 655,900
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 655,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    655,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.4%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         I.G. Investment Management, Ltd.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,732,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,732,000


11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,732,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    6.4%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2D

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Trust Co. Ltd.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,732,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,732,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,732,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    6.4%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

                                       2E

CUSIP NO. 361942105

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Inc.
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,732,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,732,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,732,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    6.4%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

CUSIP NO. 361942105

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
       Investors Group Trustco Inc.
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,732,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,732,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,732,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13. Percent of Class Represented by Amount in Row (11):
    6.4%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2G

         This Amendment 1 supplements and amends the original joint statement filed on April 20, 1999 by and on behalf of the following Reporting Persons signing this Amendment 1 to Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund and Investors Canadian Equity Fund (collectively, the "Funds").

ITEM 1.  SECURITY AND ISSUER.

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND.

         Not amended, except with respect to the amended Schedule 1 annexed hereto, which sets forth the name, principal occupation or employment and address of each of the recently appointed executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the executive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons used an aggregate of approximately
$28,002,549.20 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,732,000 shares of Common Stock, representing 6.4% of the 27,199,004 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                           Shares of                               % of
                                                            Common                               Class of
                   Name                                      Stock                             Common Stock
                   ----                                      -----                             ------------
 Investors Group Inc.                                      1,732,000                               6.4%
 Investors Group Trustco Inc.                              1,732,000                               6.4%
 Investors Group Trust Co. Ltd.                            1,732,000                               6.4%
 I.G. Investment Management, Ltd.                          1,732,000                               6.4%
 Investors Canadian Small Cap Fund                           536,000                               2.0%
 Investors Retirement Mutual Fund                            540,100                               2.0%
 Investors Canadian Equity Fund                              655,900                               2.4%

         (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 1,732,000 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 1,732,000 shares of Issuer's Common Stock.

         (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the American Stock Exchange.

                                                                          Approximate Price
                                                                            Per Share ($)
                                        Amount of Shares                    (exclusive of
            Date                        Of Common Stock                      commissions)
       October 2, 1997                      101,000                             $14.84
       October 2, 1997                      150,000                             $14.75
       October 3, 1997                      135,000                             $15.22
       October 6, 1997                       50,000                             $15.63
       October 7, 1997                       63,000                             $16.86
       October 7, 1997                       37,000                             $16.68
       October 7, 1997                      125,900                             $16.68
       October 7, 1997                       74,100                             $16.68
       October 7, 1997                      151,100                             $16.86
       October 7, 1997                       88,900                             $16.68
       October 8, 1997                      215,000                             $16.93
       October 8, 1997                      263,000                             $16.93
       October 10, 1997                       6,500                             $16.25
       October 10, 1997                       7,900                             $16.25
       October 14, 1997                      67,500                             $15.67
       October 14, 1997                      82,500                             $15.67
       October 15, 1997                       6,100                             $15.25
       October 15, 1997                      45,000                             $15.25
       October 15, 1997                       7,500                             $15.25
       October 15, 1997                      55,000                             $15.25

         (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit I is attached hereto:

Exhibit I:       Power of Attorney to Edwin R. Buss, James Lawson or David M.
                 R. Cheop, as Attorney-in-Fact for Alexander Scott Penman, President and Chief Executive Officer of I.G. Investment Management, Ltd.

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999                   INVESTORS GROUP INC.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Hugh Sanford Riley,
                                         President and Chief
                                         Executive Officer of
                                         Investors Group Inc.

April 22, 1999                   INVESTORS GROUP TRUSTCO INC.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Richard Elliot Archer,
                                         President of
                                         Investors Group Trustco Inc.

April 22, 1999                   INVESTORS GROUP TRUST CO. LTD.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Wayne Stanley Walker,
                                         President and Chief Executive Officer
                                         Investors Group Trust Co. Ltd.

April 22, 1999                   I.G. INVESTMENT MANAGEMENT, LTD.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Alexander Scott Penman,
                                         President and Chief Executive Officer
                                         of I.G. Investment Management, Ltd.

April 22, 1999              INVESTORS CANADIAN SMALL CAP FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund

April 22, 1999              INVESTORS RETIREMENT MUTUAL FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Retirement Mutual Fund

April 22, 1999              INVESTORS CANADIAN EQUITY FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Equity Fund

Schedule 1

         The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

----------------------------------------------------------------------------------------------------------------------------
 Name and Residence or Employment          Present Principal Occupation or Employment;     Office and Directorship(s)
 Address and Citizenship, if not a         Name, Principal Business, and Address in        Held in Reporting Persons
 Canadian Citizen                          Which Such Employment is Conducted (if
                                           Different from Business Address of Employer)
----------------------------------------------------------------------------------------------------------------------------

 James W. Burns, O.C.                      Deputy Chairman                                 Director
 751 Victoria Square                       Power Corporation of Canada                     Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Andre Desmarais                           President & Co-Chief Executive Officer          Director
 751 Victoria Square                       Power Corporation of Canada                     Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)

----------------------------------------------------------------------------------------------------------------------------
 Paul Desmarais, Jr.                       Chairman & Co-Chief Executive Officer           Director
 751 Victoria Square                       Power Corporation of Canada                     Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Paul G. Desmarais, P.C., C.C.             Chairman of the Executive Committee             Director
 751 Victoria Square                       Power Corporation of Canada                     Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 J. David A. Jackson                       Chairman                                        Director
 22nd Floor, P.O. Box 25                   Blake, Cassels & Graydon                        Investors Group Inc.
 Commerce Court West
 Toronto, Ontario
 M5L 1A9 (business)
----------------------------------------------------------------------------------------------------------------------------
 Wanda M. Dorosz                           President, Chief Executive Officer & Managing   Director
 150 King Street West                      Partner                                         Investors Group Inc.
 Suite 1505, SunLife Tower                 Quorum Group of Companies
 P.O. Box 5
 Toronto, Ontario
 M5H 1J9 (business)
----------------------------------------------------------------------------------------------------------------------------
 Robert G. Graham                          Company Director                                Director
 77 Avenue Road                                                                            Investors Group Inc.
 Toronto, Ontario
 M5R 3R8 (business)
----------------------------------------------------------------------------------------------------------------------------
 Robert Gratton                            President & Chief Executive Officer             Director
 751 Victoria Square                       Power Financial Corporation                     Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Rt. Hon. Donald F. Mazankowski, P.C.      Company Director                                Director
 P.O. Box 1350                                                                             Investors Group Inc.
 5238 - 45 B. Avenue
 Vegreville, Alberta
 T9C 1S5 (business)
----------------------------------------------------------------------------------------------------------------------------
 John S. McCallum                          Professor of Finance                            Director
 Drake Centre, Room 462                    Faculty of Management                           Investors Group Inc.
 Winnipeg, Manitoba                        University of Manitoba
 R3T 2N2 (business)                                                                        Director
                                                                                           Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------------
 Roy W. Piper                              Self-employed farmer                            Director
 Box 160                                                                                   Investors Group Inc.
 Elrose, Saskatchewan
 S0L 0Z0 (business)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 Susan Sherk                               Senior Consultant                            Director
 Bonaventure Place                         AGRA Earth & Environmental                   Investors Group Inc.
 95 Bonaventure Avenue
 P.O. Box 2035, Station C
 St. John's, Newfoundland
 A1C 5R6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Hon. P. Michael Pitfield, P.C., Q.C.      Vice-Chairman                                Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Michel Plessis-Belair, F.C.A.             Vice-Chairman & Chief Financial Officer      Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Gerard Veilleux, O.C., D.U.               President                                    Director
 751 Victoria Square                       Power Communications Inc.                    Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------------------------
 Hugh Sanford Riley                        President & Chief Executive Officer and      President & Chief Executive
 447 Portage Avenue                        Director                                     Officer and Director
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 Canada
 R3C 3B6 (business)                        Director                                     Director
                                           Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.

                                           Director                                     Director
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.

                                           Director
                                           Investors Group Trustco Inc.                 Director
                                                                                        Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 Michael A. Miller                         Executive Vice-President, Products and       Executive Vice-President,
 447 Portage Avenue                        Distribution                                 Products and Distribution
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Richard Elliot Archer                     Executive Vice-President, Investments        Executive Vice-President,
 447 Portage Avenue                        Investors Group Inc.                         Investments
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 Canada                                    Director
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Director
                                                                                        Investors Group Trust Co. Ltd.
                                           Chairman of the Board and Director
                                           I.G. Investment Management, Ltd.             Chairman of the Board
                                                                                        and Director
                                                                                        I.G. Investment Management, Ltd.
                                           Director and President
                                           Investors Group Trustco Inc.                 Director and President
                                                                                        Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 Dale Alwyn George Parkinson               Executive Vice-President                     Executive Vice-President
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 Canada                                    Chairman of the Board and Director           Chairman of the Board and
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Director
                                                                                        Investors Group Trust Co. Ltd.

                                           Director                                     Director
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.

                                           Director and Chairman                        Director and Chairman
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 W. Gary Wilton                            Executive Vice-President, Client and         Executive Vice-President, Client
 447 Portage Avenue                        Information Services                         and Information Services
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 William Terrence Wright, Q.C.             Senior Vice-President, General Counsel &     Senior Vice-President, General
 447 Portage Avenue                        Secretary                                    Counsel & Secretary
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
                                           Secretary                                    Secretary
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.

                                           Vice President and General Counsel           Vice President and General
                                           Investors Group Trust Co. Ltd.               Counsel
                                                                                        Investors Group Trust Co. Ltd.
                                           Director, Senior Vice-President, General
                                           Counsel & Secretary                          Director, Senior Vice-President,
                                           Investors Group Trustco Inc.                 General Counsel & Secretary
                                                                                        Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 Gregory D. Tretiak                        Senior Vice-President, Finance               Senior Vice-President, Finance
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Senior Vice-President, Finance               Senior Vice-President, Finance
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 Jean-Guy Gourdeau                         Senior Vice-President, Strategic             Senior Vice-President, Strategic
 447 Portage Avenue                        Initiatives                                  Initiatives
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Sandra A. Metraux                         Senior Vice-President, Marketing             Senior Vice-President, Marketing
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Marketing                    Vice-President, Marketing
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Citizen of the United States of America
----------------------------------------------------------------------------------------------------------------------------
 Kevin E. Regan                            Senior Vice-President, Sales                 Senior Vice-President, Sales
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Sales Administration         Vice-President, Sales
                                           Investors Group Trustco Inc.                 Administration
                                                                                        Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 Glen A. Torgerson                         Senior Vice-President, Sales                 Senior Vice-President, Sales
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Sales                        Vice-President, Sales
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 Alexander Scott Penman                    Senior Vice-President, Equities              Senior Vice-President, Equities
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        President and Managing Partner and Director  President and Managing Partner and
                                           I.G. Investment Management, Ltd.             Director
                                                                                        I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------------
 Alan Brownridge                           Senior Vice-President, Bonds                 Senior Vice-President, Bonds
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Managing Partner, Bonds                      Managing Partner, Bonds
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------------
 Robert G. Darling                         Senior Vice-President, Securities            Senior Vice-President,
 447 Portage Avenue                        Investors Group Inc.                         Securities
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 R3C 3B6 (business)                        Vice-President
                                           Investors Group Trust Co. Ltd.               Vice-President
                                                                                        Investors Group Trust Co. Ltd.
                                           Managing Partner and Director                Managing Partner and Director
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------------
 Domenic Grestoni                          Senior Vice-President, Corporate             Senior Vice-President, Corporate
 447 Portage Avenue                        Investments                                  Investments
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
                                           Vice-President, Corporate Investments        Vice-President, Corporate
                                           Investors Group Trustco Inc.                 Investments
                                                                                        Investors Group Trustco Inc.
                                           Assistant Secretary
                                           Investors Group Trust Co. Ltd.               Assistant Secretary
                                                                                        Investors Group Trust Co. Ltd.

                                           Managing Partner                             Managing Partner
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
----------------------------------------------------------------------------------------------------------------------------
 Brian C. Weatherby                        Senior Vice-President, Taxation              Senior Vice-President, Taxation
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Taxation                     Vice-President, Taxation
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------------------------
 Murray Kilfoyle                           Senior Vice-President, Client Services       Senior Vice-President, Client
 447 Portage Avenue                        Investors Group Inc.                         Services
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 R3C 3B6 (business)                        Vice-President, Client Administration
                                           Investors Group Inc.                         Vice-President, Client
                                                                                        Administration
                                                                                        Investors Group Inc.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 Ronald D. Saull                           Senior Vice-President and Chief              Senior Vice-President and Chief
 447 Portage Avenue                        Information Officer                          Information Officer
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Richard W. Irish                          Associate Secretary                          Associate Secretary
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Wayne Stanley Walker                      President, Chief Executive Officer and       President, Chief Executive
 447 Portage Avenue                        Director                                     Officer and Director
 Winnipeg, Manitoba                        Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Honourable Otto Lang, P.C., Q.C.          Chief Executive Officer                      Director
 570 - 444 St. Mary Avenue                 Centra Gas                                   Investors Group Trust Co. Ltd.
 Winnipeg, Manitoba
 R3C 3T1 (business)
----------------------------------------------------------------------------------------------------------------------------
 Sterling James McLeod                     Retired                                      Director
 447 Portage Avenue                                                                     Investors Group Trust Co. Ltd.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 D.A.A. Ammeter                            Vice President, Financial Planning           Vice President, Financial
 447 Portage Avenue                        Investors Group Trustco Inc.                 Planning
 Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 J. Wiltshire                              Vice President, Marketing Investment         Vice President, Marketing
 447 Portage Avenue                        Products                                     Investment Products
 Winnipeg, Manitoba                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 S. Fitzhenry                              Vice President, Product Marketing            Vice President, Product
 447 Portage Avenue                        Investors Group Trustco Inc.                 Marketing
 Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 L. Perreault                              Vice President, Communications               Vice President, Communications
 447 Portage Avenue                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------
 Brian Victor Jones                        Vice President, Client Services              Vice President, Client Services
 447 Portage Avenue                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                                    Vice-President                               Vice-President
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------------
 J.B. McKay                                Vice President, Human Resources              Vice President, Human Resources
 447 Portage Avenue                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
 A.J. Knowles                      Vice President, Training and Development         Vice President,
 447 Portage Avenue                Investors Group Trustco Inc.                     Training and Development
 Winnipeg, Manitoba                                                                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 J. Hunek                          Vice President, Application Development          Vice President, Application
 447 Portage Avenue                Services                                         Development Services
 Winnipeg, Manitoba                Investors Group Trustco Inc.                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 Rod DeVos                         Vice President, Financial Services Systems       Vice President,
 447 Portage Avenue                Investors Group Trustco Inc.                     Financial Services Systems
 Winnipeg, Manitoba                                                                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 Robert C. Murdoch                 Vice President, Sales Automation                 Vice President, Sales
 447 Portage Avenue                Investors Group Trustco Inc.                     Automation
 Winnipeg, Manitoba                                                                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 David Cheop, Q.C.                 Vice President, Corporate Compliance             Vice President, Corporate
 447 Portage Avenue                Investors Group Trustco Inc.                     Compliance
 Winnipeg, Manitoba                                                                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 Craig Johnston                    Vice President, Internal Audit                   Vice President,
 447 Portage Avenue                Investors Group Trustco Inc.                     Internal Audit
 Winnipeg, Manitoba                                                                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------------------------------
 Betty Jane Wylie                  Author                                           Director
 R.R. #1                                                                            Investors Group Trust Co. Ltd.
 Mactier, Ontario
 P0C 1H0
----------------------------------------------------------------------------------------------------------------------------------
 Jean-Claude Bachand               Lawyer                                           Director
 Suite 3900                        Byers Casgrain                                   Investors Group Trust Co. Ltd.
 1, Place Ville-Marie
 Montreal, Quebec
 H3B 4M7 (business)
----------------------------------------------------------------------------------------------------------------------------------
 Sylvie Bernier                    Director                                         Director
 616 Cote du Rhone                                                                  Investors Group Trust Co. Ltd.
 Rosemere, Quebec
 J7A 4N5, (business)
----------------------------------------------------------------------------------------------------------------------------------
 Roger George Joseph Blanchette    Treasurer                                        Treasurer
 447 Portage Avenue                Investors Group Trustco Inc.                     Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                            Vice-President, Finance and Compliance Officer   Vice-President, Finance and Compliance Officer
 R3C 3B6 (business)                Investors Group Trust Co. Ltd.                   Investors Group Trust Co. Ltd.
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Audrey Joan Penner                        Secretary                                     Secretary
 447 Portage Avenue                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                                    Assistant Secretary                           Assistant Secretary
 R3C 3B6 (business)                        I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.

                                           Secretary                                     Secretary
                                           Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Manfred Proch                             Director, Trust Administration                Director, Trust
 447 Portage Avenue                        and Assistant Secretary                       Administration and
 Winnipeg, Manitoba                        Investors Group Trust Co. Ltd.                Assistant Secretary
 Canada                                                                                  Investors Group Trust
 R3C 3B6 (business)                                                                      Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 William Donald Chornous                   Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Tighe Alan McManus                        Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Geoff Barth                               Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Paul Hancock                              Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Jeff Hall                                 Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Kevin Nyysola                             Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment
 Winnipeg, Manitoba                                                                      Management, Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Allan Patrick Brown                       Partner                                       Partner
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment
 Winnipeg, Manitoba                                                                      Management, Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Donald Bruce Smith                        Vice-President, Mortgage Sales                Vice-President, Mortgage Sales
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Murray James Mitchell                     Vice-President, Real Estate and Portfolio     Vice-President, Real Estate and
 447 Portage Avenue                        Manager                                       Portfolio Manager
 Winnipeg, Manitoba                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Michele Helen Peterson                    Vice-President, Mortgages, Ontario Region     Vice-President, Mortgages,
 Suite 210                                 I.G. Investment Management, Ltd.              Ontario Region
 200 Yorkland Blvd                                                                       I.G. Investment Management,
 Toronto  ON                                                                             Ltd.
 M2J 5C1
--------------------------------------------------------------------------------------------------------------------------
 Barry Schaefer                            Regional Vice-President, Mortgages,           Regional Vice-
 447 Portage Avenue                        Western Canada                                President, Mortgages,
 Winnipeg, Manitoba                        I.G. Investment Management, Ltd.              Western Canada
 Canada                                                                                  I.G. Investment
 R3C 3B6 (business)                                                                      Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Andre Goudreau                            Regional Vice-President, Mortgages,           Regional Vice-
 447 Portage Avenue                        Eastern Canada                                President, Mortgages,
 Winnipeg, Manitoba                        I.G. Investment Management, Ltd.              Eastern Canada
 Canada                                                                                  I.G. Investment
 R3C 3B6 (business)                                                                      Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------

Exhibit I
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.


                                  /s/     Alexander Scott Penman
                                  ------------------------------------------
                                          Alexander Scott Penman


         BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                  /s/     Douglas E. Jones
                                  ------------------------------------------
                                          Notary Public